MUNDOVAL FUND
GLOBAL VALUE INVESTING



The Mundoval Fund has a TEN year track record!

The Mundoval Fund has the following characteristics that define our method of operation:

- Consistent application of value oriented investment philosophy through market cycles.
- Multi-year investment horizon and low average portfolio turnover for tax efficiency.
- Concentrated portfolio of high-quality business franchises with a sustainable competitive advantage.
- Significant investment in the fund by managing members of the firm.
- Management team is accessible to client inquiries.

For more information and historical performance go to

WWW.MUNDOVAL.COM

Get to know us and our investment process.

(858) 454-4837 | info@mundoval.com

San Diego Operated | Worldwide Investment Strategy

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing.